Exhibit 12

OLIN CORPORATION AND CONSOLIDATED SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges

(In millions)

(Unaudited)

	Nine Months
	Ended September 30,
	2003	2002
Earnings:
Income (loss) before taxes and cumulative effect of accounting change	$6.6	$(24.6)
Add (deduct):
Equity in income of non-consolidated affiliates	(6.4)	—
Amortization of capitalized interest	0.2	0.2
Fixed charges as described below	23.7	28.3

Total	$24.1	$3.9

Fixed Charges:
Interest expensed and capitalized	$15.4	$20.4
Estimated interest factor in rent expense (1)	8.3	7.9

Total	$23.7	$28.3

Ratio of earnings to fixed charges (2)	1.0	—

(1)	Amounts represent those portions of rent expense that are reasonable approximations of interest costs.

(2)	Income before taxes and cumulative effect of accounting change was insufficient to cover fixed charges by approximately $24.4 million for the nine months ended September 30, 2002.